Exhibit 12(d)

Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended

	December 31,
	(Thousands of Dollars)
						September 30,
	1999	2000	2001	2002	2003	2004

Earnings, as defined:
Income from continuing operations
before income taxes	$119,872	$128,139	$48,250	$86,326	$80,319	$71,176
Adjust for distributed income of equity
investees	(837)	(3,116)	(1,620)	(2,544)	(20,536)	25,580
Equity in loss of equity method
investments	-	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	-	-	-
Fixed charges, as below	62,969	58,833	64,964	61,403	60,304	55,509
Total earnings, as defined	$182,004	$183,856	$111,594	$145,185	$120,087	$152,265

Fixed charges, as defined:
Interest charges	$62,014	$57,797	$64,002	$60,317	$59,363	$54,274
Rental interest factor	955	1,036	962	1,086	941	1,235
Total fixed charges, as defined	$62,969	$58,833	$64,964	$61,403	$60,304	$55,509

Ratio of earnings to fixed charges	2.89x	3.13x	1.72x	2.36x	1.99x	2.74x